Paris, July 29, 2009

Very good second quarter 2009

Increase in 2009 guidance

	Q2 2009	Change on a reported basis	Change at constant exchange rates	H1 2009	Change on a reported basis	Change at constant exchange rates
Net sales	€7,438m	+11.2%	+6.5%	€14,545m	+6.7%	+3.1%
Adjusted net income excluding selected items[1]	€2,268m	+29.4%	+17.2%	€4,446m	+22.3%	+12.8%
Adjusted EPS excluding selected items[1]	€1.74	+29.9%	+17.2%	€3.41	+23.1%	+13.4%

In order to facilitate an understanding of our operational performance, we comment on our adjusted income statement excluding selected items1, a non-GAAP financial measure. The 2009 first-half consolidated income statement is provided in Appendix 5, as are details of adjustments and selected items. Consolidated net income for the first half of 2009 was €2,637 million, versus €2,335 million for the first half of 2008. Consolidated earnings per share for the first half of 2009 was €2.02, against €1.78 for the first half of 2008.

Good performance2 in the second quarter of 2009

•	Strong growth from Lantus® (up 26.0%), Lovenox® (up 13.3%) and Taxotere® (up 10.7%). Further dynamism in the worldwide presence of Plavix® (up 9.6%)

•	Growth of 18.4% for the Vaccines business excluding H5N1 contracts[3]

•	Net sales growth of 5.4% in the U.S., 4.6% in Europe and 20.1% in Emerging Markets

•	Multaq®: approved by the FDA on July 1, and launched in the United States on July 28

2009 Results and Guidance

•	2009 second-quarter growth of adjusted EPS excluding selected items[1] of 17.2% at constant exchange rates and 29.9% on a reported basis

•	Strong cash flow from operating activities in the first half, at €4,378 million

•	Guidance raised: growth in adjusted EPS excluding selected items[1] of around 10% at constant exchange rates, barring major adverse events

Transformation of sanofi-aventis

•	Increasing innovation in R&D: launch of a new R&D approach; start of Phase III for BSI-201 in triple negative breast cancer; license and collaboration agreement with Exelixis

•

Exploring external growth opportunities: significant boost to our Vaccines business in Emerging Markets with the acquisition[4] of Shantha Biotechnics in India; Generics business more than tripled in size with the integration of Zentiva, Medley and Kendrick

•	Adapting our structures to meet the challenges of the future: Target of €2 billion of recurring cost savings by 2013

Commenting on the Group’s 2009 second quarter results, sanofi-aventis Chief Executive Officer Christopher A. Viehbacher said:

“The group delivered very strong results in the second quarter, driven by solid growth of key pharmaceutical brands and vaccines, strong sales in Emerging Markets and recent acquisitions. Multaq has just been launched in the U.S. in July. The strong progression of our earnings has led us to raise our guidance for 2009 to EPS[5] growth of around 10%. Since the beginning of the year, we have launched a new R&D approach to increase innovation, we have strengthened our growth platforms through acquisitions, and we are moving forward with the transformation of our company. Those achievements constitute another step toward our vision of becoming a leading diversified global healthcare company, with a sustainable growth profile by 2013”.

(1) See Appendix 8 for a definition of financial indicators, and page 10 for details of selected items; (2) Growth in net sales is expressed at constant exchange rates unless otherwise indicated (see Appendix 8 for a definition); (3) $192.5 million in Q2 2008 vs $32.5 million in Q2 2009; (4) Closing expected in Q3 2009 (5) Adjusted EPS excluding selected items, at constant exchange rates and barring major adverse events

Sanofi-aventis: www.sanofi-aventis.com Media Relations: Tel: +33 1 53 77 44 50 - E-mail: MR@sanofi-aventis.com Investor Relations: Tel: +33 1 53 77 45 45 - E-mail: IR@sanofi-aventis.com

2009 second-quarter and first-half net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the second quarter of 2009, sanofi-aventis generated net sales of €7,438 million, an increase of 11.2% on a reported basis. Exchange rate movements had a favorable effect of 4.7 points, with the appreciation of the U.S. dollar (and to a lesser extent the yen) against the euro more than offsetting the unfavorable effects of some other currencies. At constant exchange rates, and after taking account of changes in structure (in particular the consolidation of Zentiva), net sales rose by 6.5%. Excluding changes in structure and at constant exchange rates, second-quarter net sales growth was 3.7%.

In the first half of 2009, sanofi-aventis posted net sales of € 14,545 million, an increase of 6.7%. Exchange rate movements, primarily the appreciation of the U.S. dollar against the euro, had a favorable effect of 3.6 points. At constant exchange rates, and after taking account of changes in structure (in particular the consolidation of Zentiva in the second quarter, and the end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008), net sales rose by 3.1%. Excluding changes in structure and at constant exchange rates, first-half net sales growth was 3.6%.

Pharmaceuticals

Second-quarter net sales for the Pharmaceuticals business were up 7.3% at €6,726 million. First-half net sales were up 3.0% at €13,206 million.

Flagship products6

Millions of euros	2009 Q2 net sales	Change at constant exchange rates	H1 2009 net sales	Change at constant exchange rates
Lantus®	792	+26.0%	1,539	+26.6%
Lovenox®	780	+13.3%	1,542	+6.9%
Plavix®	704	+4.7%	1,389	+4.2%
Taxotere®	584	+10.7%	1,118	+9.5%
Eloxatin®	353	-4.3%	697	-5.7%
Aprovel®	306	-0.6%	620	+5.0%
Apidra®	35	+54.5%	66	+48.8%

Net sales of Lantus®, the world’s leading insulin brand, rose by 26% in the second quarter (to € 792 million), in line with the first-quarter growth trend and driven largely by the SoloSTAR® injection pen. The product reported strong growth across all three regions: 28.7% in the United States (to €495 million), 14.6% in Europe (to €195 million) and 42.9% in the Other Countries region (to €102 million). First-half net sales of Lantus® were up 26.6% at €1,539 million.

In June 2009, sanofi-aventis announced that it had acquired the Diabel manufacturing site in Frankfurt from Pfizer for € 30 million. This site is one of the world’s largest and most modern insulin production facilities, and will increase our insulin production capability.

On June 26, 2009, four analyses of patient registries based on retrospective follow-up of people with diabetes were published online by Diabetologia. These analyses clearly show that no definitive conclusions can be drawn regarding a possible causal relationship between Lantus® and an increase in the risk of cancer, as the authors of the study point out. Clinical studies, which represent the gold standard of evidence, do not indicate an association between insulin glargine and cancer.

6 See Appendix 2 for a geographical split of net sales by product.

Patient safety being the primary concern of sanofi-aventis, the company commissioned a board of international specialists in endocrinology, oncology and epidemiology to assess these analyses of registries. On July 15, this board issued an expert statement which concluded that the four studies had significant methodological limitations and shortcomings, and provided inconsistent and inconclusive results. This official statement from fourteen international experts follows recent comments on this issue made by healthcare authorities around the world, such as the EMEA and the FDA, and by patient associations and scientific bodies like the ADA, the AACE and the IDF, cautioning against any misinterpretation of or over-reaction to these data.

On July 6, 2009 sanofi-aventis announced the results of a 5-year study of Lantus® versus NPH insulin on progression of retinopathy in patients with type 2 diabetes. These results demonstrated that the two treatments showed similar effects on the progression of retinopathy and provided similar overall safety. There was no observable difference in terms of serious adverse events, including cancer.

On July 23 2009, The CHMP has re-confirmed their initial assessment of Lantus®, based on an in-depth review of existing evidence and of the recent publications of registry analyses in Diabetologia. All four registry analyses were found to have significant methodological limitations and to provide inconsistent and inconclusive results regarding a potential link between Lantus® use and an increased risk of cancer. The CHMP concluded that the available data does not provide a cause for concern and that changes to the prescribing advice for Lantus® are therefore not necessary.

Sanofi-aventis will implement a set of actions to develop further research in this area in line with the request of CHMP. These actions take into account the recommendations recently made by an independent team of interdisciplinary medical experts on this subject.

Since publication of the Diabetologia registry analyses, there have been no significative changes in prescription trends of Lantus® thus far.

Second-quarter net sales of the rapid-acting insulin analog Apidra® were up 54.5% at €35 million, lifted by the launch of Apidra® SoloSTAR® in the United States. First-half net sales of Apidra® were up 48.8% at €66 million.

Lovenox®, the leading low molecular weight heparin on the market, returned to robust growth in the second quarter of 2009 with net sales up 13.3% at €780 million thanks to good performances in Europe (up 22.4% at €226 million) and in the Other Countries region (up 31.8% at €85 million). First-half net sales of the product were up 6.9% at €1,542 million.

No biosimilar of Lovenox® has been approved in the United States to date.

Taxotere® achieved second-quarter growth of 10.7% to €584 million, driven by its use in adjuvant breast cancer treatment and in prostate cancer. Growth was good across all three geographic regions, at 10.7% in Europe (to €239 million), 9.6% in the United States (to €228 million) and 12.7% in the Other Countries region (to €117 million). In Japan, the product continued its advance with net sales up 13.4% at €34 million, boosted in particular by the prostate cancer indication approved in the second half of 2008.

In June 2009, the Committee for Medicinal Products for Human Use (CHMP) of the EMEA issued a positive opinion on Roche’s Avastin® in combination with Taxotere® as a first line treatment for women with metastatic breast cancer, based on the results of the AVADO study. First-half net sales of Taxotere® were up 9.5% at €1,118 million.

Eloxatin®, the leading cytotoxic agent in the colorectal cancer market as an adjuvant and as a first-line treatment in the metastatic phase, achieved second-quarter growth of 10.0% in the United States to €282 million. Total net sales of the product reflect ongoing competition from generics in Europe, and were down 4.3% at €353 million. First-half net sales of Eloxatin® were down 5.7% at €697 million. In June 2009, the U.S. District Court for the District of New Jersey ruled against sanofi-aventis by granting summary judgment motions brought by certain generics companies in the U.S. Eloxatin® patent litigation. Sanofi-aventis has appealed this decision, and the Appellate Court issued an order temporarily staying the district court’s judgment. As of the date of this report, the FDA has not granted final approval to any of the generic manufacturers.

On July 1, 2009, the FDA approved Multaq®, the first anti-arrhythmic to be approved in the United States with a clinical benefit in reducing cardiovascular hospitalization in patients with atrial fibrillation or atrial flutter. Multaq® was launched in the United States on July 28. The submission for approval of Multaq® in the European Union is currently being reviewed, with approval expected during the second half of 2009.

Worldwide presence1 of Plavix®/Iscover®

Second-quarter sales of Plavix® were up 9.6%, driven by a good performance in the United States (where net sales are consolidated by Bristol Myers Squibb) and in the Other Countries region. In Europe, which represents less than 25% of sales, Plavix® saw a slight decline (of 3.2%) due to competition from clopidogrel besylate in the monotherapy segment in Germany, where Plavix®/Iscover® had a market share of around 66% in June (IMS Pharmatrend, week ended June 26, 2009). Plavix® continued its success in Japan, with net sales rising by 61.8% to €85 million. First-half sales of Plavix® were up 9.1% at €3,482 million, with sales in Japan up 73% at €155 million.

On May 29, 2009, the CHMP announced that positive opinions had been adopted recommending approval of applications for marketing authorization of clopidogrel filed through the centralized procedure in the European Union. Some of these applications are for formulations of clopidogrel with a different salt (e.g. besylate) from that used in Plavix® (clopidogrel hydrogen sulphate). When applications for generics are filed under the EMEA centralized procedure, the scientific opinion issued by the CHMP is followed by a decision-making process at European Commission level. This process generally lasts two-and-a-half to three months. On completion of the centralized procedure, the Commission issues a decision that is binding in all European Union countries. In some countries, additional time is required for pricing and reimbursement. Sanofi-aventis intends to defend its legitimate intellectual and industrial property rights insofar as they apply to any product containing clopidogrel.

Since July in the United Kingdom, a clopidogrel hydrochloride is being marketed locally in an indication limited to monotherapy.

Millions of euros	Q2 2009	Change at constant exchange rates	H1 2009	Change at constant exchange rates
Europe	443	-3.2%	889	-1.5%
United States	1,050	+15.5%	2,037	+14.6%
Other Countries	290	+16.2%	556	+12.2%

TOTAL	1,783	+9.6%	3,482	+9.1%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®

In an environment that remains highly competitive, especially in the United States, sales of Aprovel® held steady relative to the first quarter but were slightly down (by 2.2%) relative to the second quarter of 2008, when the figures were boosted by sales of active ingredient to our Japanese partners. First-half sales of the product rose by 1.9%. In the first half of 2009, irbesartan generics began to be marketed in the monotherapy segment in Spain and Portugal. In these two countries, as well as in Finland, Norway and some Eastern European countries, irbesartan is not protected by an active ingredient patent. In the main European countries, Aprovel® is protected by an active ingredient patent through August 2012. Net sales of Aprovel® as a monotherapy in European countries with no active ingredient patent were approximately € 50 million in 2008.

Millions of euros	Q2 2009	Change at constant exchange rates	H1 2009	Change at constant exchange rates
Europe	250	-0.4%	498	+1.8%
United States	135	-1.7%	267	-1.3%
Other Countries	123	-6.3%	250	+5.1%

TOTAL	508	-2.2%	1,015	+1.9%

1 See Appendix 8 for a definition of financial indicators

Other Pharmaceutical Products

In the United States, second-quarter net sales of the sleep aid Ambien® CR were up 11.5% at €128 million. First-half net sales of the product were up 1.1% at €257 million. In Japan, net sales of Myslee®, the leading hypnotic on the market, rose by 13.1% in the second quarter to €49 million, while first-half net sales were 20.3% higher at €93 million.

Despite another good performance in Japan (12.2% growth), Allegra® posted a slight drop (of 0.6%) in second-quarter net sales to €191 million. First-half net sales held steady at €438 million.

First-quarter net sales of Copaxone® were up 16.5% at €118 million. The end of commercialization of this product by sanofi-aventis in North America – effective April 1, 2008 – led to a 44% decline in net sales over the first half.

OTC

Second-quarter net sales for the OTC business were 23.1% higher at €311 million (4.4% higher on a constant structure basis and at constant exchange rates), reflecting good organic growth and the consolidation of Symbion and of Zentiva’s OTC activities. The six flagship brands (Doliprane®, Essentiale®, Maalox®, No-Spa®, Enterogermina®, Lactacyd®) achieved robust growth of 12.9% and represented 38% of OTC net sales. Russia and Mexico reported good performances for the quarter. First-half net sales for the OTC business were up 16.2% at €640 million (3.0% growth on a constant structure basis and at constant exchange rates).

Generics

The Generics business was boosted in the second quarter, with the consolidation of Zentiva and Kendrick (both from April 1) and Medley (from May 1) leading to net sales more than tripling relative to the comparable period of 2008 (to €284 million). On a constant structure basis and at constant exchange rates, growth was 6.4%. Rapid progress is being made on combining the Group’s generics activities with those of Zentiva, while preserving the autonomy and flexibility to which Zentiva owes its success. First-half net sales for the Generics business were up 129.7% at €377 million (8.8% growth on a constant structure basis and at constant exchange rates).

Human Vaccines

Second-quarter consolidated net sales for the Human Vaccines business were down 0.8% at €712 million. The figure for the quarter includes $32.5 million of H5N1 vaccine sales in the United States, against $192.5 million in the second quarter of 2008. Excluding H5N1 vaccine sales, second-quarter sales were up 18.4%. In the United States, second-quarter net sales were down by 14.5% to €402 million, but up 16.2% excluding H5N1 sales.

The second-quarter performance was boosted by strong growth in sales of pediatric combination vaccines. Net sales of Pentacel® (the first 5-in-1 pediatric combination vaccine licensed in the United States in June 2008 against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b) reached €83 million for the quarter.

Net sales of seasonal influenza vaccines rose by 3.3% to €32 million.

In May 2009, the U.S. Food and Drug Administration licensed the new sanofi pasteur influenza vaccine manufacturing facility in Swiftwater where production of influenza vaccines has already begun. This facility, representing an investment of $150 million, will produce 100 million doses per year when operating at full capacity. It will take the Group’s total production capacity in the United States to 150 million doses of trivalent seasonal influenza vaccine per year.

Sanofi Pasteur received several orders to produce a vaccine against the new A(H1N1) influenza strain, including two contracts from the U.S. Department of Health and Human Services as well as a contract from the French government. Sanofi Pasteur is in discussion with several other governments and announced last June its intent to donate 100 million doses of influenza vaccine to the World Health Organization to help developing countries face the influenza pandemic.

Net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) were up 2.5% at €110 million. Filing of Menactra® Infant/Toddler 9 to 12 months in the United States is scheduled for the second half of 2009.

Also in May, sanofi-aventis announced the construction of a new vaccine production facility in France. This facility will have the capacity to produce 100 million doses of the novel vaccine against dengue fever, currently under development, and is expected to be operational in 2013.

First-half consolidated net sales for the Vaccines business were up 3.7% at €1,339 million. Excluding H5N1 sales, net sales rose by 13.7%.

On July 27th, Sanofi Pasteur announced the signature of a strategic agreement for the acquisition of Mérieux Alliance’s subsidiary ShanH, which owns a majority stake in the Indian vaccine company Shantha Biotechnics.

Millions of euros	Q2 2009 net sales	Change at constant exchange rates	H1 2009 net sales	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	259	+28.9%	495	+31.3%
Influenza Vaccines* (including Vaxigrip® and Fluzone®)	57	-65.8%**	120	-41.0%**
Meningitis/Pneumonia Vaccines (including Menactra®)	143	+15.6%	259	+2.7%
Adult Booster Vaccines (including Adacel®)	106	-4.1%	202	-8.5%
Travel and Other Endemic Vaccines	88	+9.0%	165	+2.5%
Other Vaccines	59	+76.7%	98	+33.8%

TOTAL	712	-0.8%	1,339	+3.7%

* Seasonal and pandemic influenza vaccines **+3.3% for the quarter and +27.4% for the first half excluding H5N1 vaccines

Second-quarter sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, were down 14.9% on a reported basis at €233 million. Sales of Gardasil®, for the prevention of papillomavirus infections (a major cause of cervical cancer), were down 27.4% at €108 million. This decrease was due to extensive catch-up campaigns in the prior year. Excluding Gardasil®, sales of the rest of the portfolio were stable. First-half sales at Sanofi Pasteur MSD were down 11.8% on a reported basis at €487 million.

Net sales by geographic region

Millions of euros	Q2 2009 net sales	Change at constant exchange rates	H1 2009 net sales	Change at constant exchange rates
Europe	3,079	+4.6%	6,027	+1.8%
of which Eastern Europe	439	+37.5%	799	+27.0%
United States	2,438	+5.4%	4,733	-0.1%
Other Countries	1,921	+11.2%	3,785	+9.4%
of which Japan	442	+6.6%	952	+10.2%
of which Asia-Pacific	546	+18.2%	1,052	+15.5%
of which Latin America	448	+5.7%	837	+5.7%
of which Africa	189	+4.5%	378	+4.6%
of which Middle East	166	+25.5%	312	+11.1%

TOTAL	7,438	+6.5%	14,545	+3.1%

Second-quarter growth in Europe was 4.6%, driven by a 37.5% rise in Eastern Europe, which since beginning of April has included Zentiva (net sales: €163 million). Over the first half, net sales in Europe rose by 1.8%, with growth affected mainly by ongoing competition from generics of Eloxatin®.

The United States recorded second-quarter growth of 5.4%, driven by fine performances from Lantus® (up 28.7%), Taxotere® (up 9.6%) and Eloxatin® (up 10.0%). Excluding H5N1 contracts, growth was 11.3%. Over the first half as a whole, net sales were flat due to the end of commercialization of Copaxone® by sanofi-aventis effective April 1, 2008.

In the Other Countries region, second-quarter net sales rose by 11.2%, reflecting an excellent performance in Vaccines (up 27.2% at €209 million) and dynamic growth in Asia-Pacific (up 18.2%) and the Middle East (up 25.5%). Second-quarter net sales in China were up 40.6% at €134 million. Net sales in Japan rose by 6.6% to €442 million, boosted by the continuing success of Plavix®, Myslee® and Allegra®, despite the sales growth comparison being subdued by the fact that the 2008 second-quarter comparative included sales of the active ingredient of Aprovel® to our local partners. Latin America, where net sales rose by 5.7%, was boosted by the acquisition of Medley. However, our performance in Brazil and Mexico was adversely affected by the economic situation, which led to inventory rundowns of some products in distribution channels. First-half net sales in the Other Countries region were up 9.4%, with Japan and China reporting growth of 10.2% (to €952 million) and 35.1% (to €259 million) respectively.

Second-quarter net sales in emerging markets7 were €1,855 million, an increase of 20.1% (or 6.3% on a constant structure basis and at constant exchange rates). First-half emerging-market net sales were 14.1% higher at €3,470 million.

7 World excluding North America, Western Europe (France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Portugal, Netherlands, Austria, Switzerland, Ireland, Finland, Norway, Iceland, Denmark), Japan, Australia and New Zealand.

Very strong results due to sales growth

and tight cost control

2009 second-quarter financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated second-quarter net sales of €7,438 million, up 11.2% on a reported basis. “Other revenues” rose by 25.5%, reflecting a good performance by Plavix® in the United States and the appreciation of the U.S. dollar.

Gross profit came to €5,964 million, an increase of 13.6%, or of 7.0% at constant exchange rates. The ratio of cost of sales to net sales improved by 1.2 points to 24.6%, mainly due to the effect of exchange rates.

Research and development expenses rose by 1.6% to €1,108 million. At constant exchange rates, they were down by 2.5%, reflecting selectivity in R&D projects and cost savings.

Selling and general expenses increased by 5.9%, or 1.5% at constant exchange rates, to €1,895 million. The ratio of selling and general expenses to net sales fell by 1.2 points to 25.5%, reflecting the ongoing program of adaptation to market conditions.

Other current operating income, net of expenses totaled €132 million, compared with €74 million for the second quarter of 2008. The year-on-year change in this line reflects gains on currency hedging and an increase in the royalty collected by sanofi-aventis on sales of Copaxone® in North America.

Operating income – current1 was up 26.8% at € 3,046 million. At constant exchange rates, growth was 16.0%. The ratio of operating income – current1 to net sales improved by 5.1 points to 41.0%.

Net financial expenses were virtually unchanged at €70 million. Financial expenses rose slightly, reflecting the change in net debt arising from payment of the Zentiva purchase consideration at the end of the first quarter and from the dividend payout.

The effective tax rate was 0.6 of a point lower at 29%, in line with the 2008 full-year rate.

The share of profits from associates was up 22.6% at €266 million, with the share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance 42.7% higher at €207 million due to a good performance by Plavix® in the United States and a favorable dollar effect. The contribution from Merial rose by 21.6%, and the contribution from Sanofi Pasteur MSD also grew.

Minority interests were 5.7% higher at €111 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was €104 million (versus €101 million for the second quarter of 2008).

Adjusted net income excluding selected items1 was €2,268 million, an increase of 29.4%, or of 17.2% at constant exchange rates. The ratio of adjusted net income excluding selected items1 to net sales improved by 4.3 points to 30.5%.

Adjusted earnings per share (EPS) excluding selected items1 was €1.74, an increase of 29.9% (or 17.2% at constant exchange rates) on the 2008 second-quarter figure of €1.34.

1 See Appendix 8 for a definition of financial indicators, and page 10 for details of selected items

2009 first-half financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated 2009 first-half net sales of € 14,545 million, a rise of 6.7% on a reported basis. “Other revenues” were up 23.3%, boosted by a good performance from Plavix® in the United States and the appreciation of the U.S. dollar.

Gross profit was €11,648 million, up 10.1% (or up 4.7% at constant exchange rates). The ratio of cost of sales to net sales improved by 1.8 points to 24.7%, reflecting favorable currency effects and the impact of the end of commercialization of Copaxone® by sanofi-aventis in North America.

Research and development expenses rose by 3.7% to €2,260 million, and were virtually unchanged (up 0.2%) at constant exchange rates. This figure includes €54 million of provisions relating to the discontinuation of various projects, following the portfolio review completed at the end of the first quarter.

Selling and general expenses rose by 1.5% to €3,627 million, but fell by 2.0% at constant exchange rates. The ratio of selling and general expenses to net sales was 24.9% versus 26.2% for the first half of 2008, thanks to the ongoing program of adaptation to market conditions.

Other current operating income, net of expenses totaled €280 million, against € 178 million in the first half of 2008, primarily as a result of the royalty equal to 25% of sales of Copaxone® in North America paid by Teva to sanofi-aventis with effect from the second quarter of 2008.

Operating income – current1 advanced by 20.7% to €5,944 million. At constant exchange rates, growth was 12.2%. The ratio of operating income – current1 to net sales improved by 4.8 points to 40.9%.

The effective tax rate was 29%, in line with the full-year rate for 2008.

The share of profits from associates rose by 19.5% to €539 million, with the share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance up 35.4% at €394 million, partly as a result of the appreciation of the U.S. dollar. The first-half contribution from Merial rose by 15% relative to 2008.

Minority interests were 5.5% higher at €232 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was €219 million (versus €212 million for the first half of 2008).

Adjusted net income excluding selected items1 was €4,446 million, an increase of 22.3%, or of 12.8% at constant exchange rates. The ratio of adjusted net income excluding selected items1 to net sales improved by 3.9 points to 30.6%.

Adjusted earnings per share (EPS) excluding selected items1 was €3.41, an increase of 23.1% (or 13.4% at constant exchange rates) on the 2008 first-half figure of €2.77.

1 See Appendix 8 for a definition of financial indicators, and page 10 for details of selected items

Selected items (see Appendix 5)

In the second quarter of 2009, selected items comprised provisions for restructuring (net of tax) associated with the Group’s adaptation program, amounting to €590 million. Selected items in the second quarter of 2008 represented a net after-tax expense of €148 million.

In the first half of 2009, selected items represented a net after-tax expense of €608 million compared with a net after-tax expense of €168 million for the first half of 2008, and comprised:

-	€907 million of restructuring costs arising from the Group’s adaptation program;

-	€20 million of impairment losses arising from the decision to discontinue development of TroVax®;

-	the €319 million tax effect arising on the selected items described above.

Adjustments in the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (see Appendix 5)

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

-	A charge of €19 million in the second quarter arising from the workdown of inventories of Zentiva and other companies acquired during the period remeasured at fair value.

-	An amortization charge of €1,708 million against intangible assets, of which €864 million was booked in the second quarter.

-	An impairment loss of €8 million charged against the Di-Antalvic asset in the second quarter.

-

Deferred taxes of €577 million, of which €293 million was booked in the second quarter. These deferred taxes were generated by the amortization charged against intangible assets, the workdown of inventories of acquired companies, and the impairment loss charged against the Di-Antalvic asset.

-	In “Share of profits/losses of associates”, a reversal of €43 million, of which €21 million was booked in the second quarter, relating to the amortization of intangible assets (net of tax).

These adjustments have no cash impact for the Group

Strong cash flow from operating activities in the first half of 2009

Operating cash flow before changes in working capital totaled €5,365 million for the first half of 2009, compared with €3,932 million for the comparable period of 2008.

Working capital needs increased by €987 million during the first half, against an increase of €690 million for the comparable period of 2008.

Net cash generated by operating activities, after capital expenditure (€824 million of which intangible rights of €108 million, primarily the buyout of product rights in the United States), totaled €3,554 million, enabling sanofi-aventis to finance the €2,872 million dividend payout (versus € 2,702 million in the first half of 2008) and to partially fund the acquisitions made during the period. These acquisitions comprised the purchase of equity interests (€2,582 million, inclusive of acquired debt), primarily in Zentiva, Medley, Kendrick and BiPar. Consequently, net debt stood at €3,705 million at June 30, 2009, compared with €1,780 million at December 31, 2008, an increase of €1,925 million.

The sanofi-aventis transformation program

Since the start of the year, we have been engaged in a wide-ranging transformation program designed to meet the challenges facing the pharmaceutical industry, make us a global, diversified healthcare leader, and deliver sustainable growth. Our transformation program has made particularly good progress in the year to date, across each of the three key themes:

•

Increasing innovation in R&D - Our new R&D approach aims to foster greater creativity and innovation, while remaining focused on patient needs. Streamlined organizational structures will make our R&D more flexible and entrepreneurial. The model will also promote a new culture open to external collaboration. In line with this approach, a number of alliances were agreed during the period, while existing alliances bore fruit. Excellent Phase II results from the recently-acquired product BSI-201 in triple negative breast cancer were presented to the American Society of Clinical Oncology (ASCO), and the product has since moved into Phase III. A license agreement has been signed with Exelixis, along with an exclusive research collaboration to discover PI3K inhibitors in the treatment of malignant tumors. We have also entered into a collaboration agreement with Kyowa Kirin.

•

Exploring external growth opportunities - In July, our Vaccines business in emerging markets received a significant boost with the acquisition of Shanta Biotechnics in India. This acquisition follows on from those of Zentiva, Kendrick, Medley and BiPar Sciences, Inc. earlier in the year.

•

Adapting our structures to meet the challenges of the future - Implementation of this program is intended to improve the efficiency of our operations, with a target of €2 billion of recurring cost savings[8] in 2013 relative to 2008. These savings will be achieved across all Group functions.

Our aim is therefore to achieve at least the same level of sales in 2013 vs. 2008 before any significant external growth opportunities. Key growth drivers (Vaccines, Diabetes products, Emerging markets, OTC / OTX, Japan, New launches) aim at largely mitigating the impact on sales of upcoming patent expiries and also providing more sustainable growth with a reduced risk profile as of 2013.

Our target efficiency savings of 2 billion euros and the contribution of existing key growth drivers aim at offsetting the impact of genericization and achieving a comparable net income level in 2013 vs. 2008. Furthermore, our strong financial position should provide significant scope for value creation through external growth opportunities targeting a return above cost of capital.

8 Before the impact of inflation and any significant change to the activities of the Group, at constant exchange rates

Research and Development

During the second quarter of 2009, initiatives continued to transform the Group’s Research and Development operations, with a view to continuing to refocus on innovation, gaining flexibility, and reorienting some of its existing resources to external collaborations.

On April 29, 2009, the results of the complete, in-depth review of the R&D portfolio conducted as part of the sanofi-aventis transformation program were announced. The main changes in the portfolio since that date are:

•	4 new candidates entered Phase I:

¡	SAR548304 (biliary acid reabsorption inhibitor), developed for hypercholesterolemia, and SAR153192, an anti-DLL4 monoclonal antibody developed for cancer

¡

XL147 (orally-administered PI3K inhibitor) and XL765 (orally-administered double PI3K and target mTOR inhibitor), developed for cancer: sanofi-aventis has obtained an exclusive world license for both of these products, which were developed by the biotechnology company Exelixis

•	SAR 407899, a rho-kinase inhibitor, entered Phase II in erectile dysfunction.

•

BSI-201, a PARP inhibitor, developed by BiPar Sciences (recently acquired by sanofi-aventis) entered Phase III in July. This pivotal study will evaluate the product in association with chemotherapy in women with metastatic triple negative breast cancer (mTNBC), i.e. with a tumor that expresses neither the estrogen receptor nor the progesterone receptor and does not over-express the HER2 receptor.

•	Enrolment to the Phase III study, evaluating NV1FGF in critical ischemia of the lower legs, is complete.

•

The Phase III study evaluating xaliproden in the prevention of severe peripheral sensory neuropathy induced by oxaliplatin in patients with metastatic colorectal cancer did not attain its primary end point. It was therefore decided to discontinue development of this product. It has also been decided not to proceed with the development of AVE1625, a CB1 inhibitor, in schizophrenia, following a recent interim analysis of the Phase II CONNECT study.

•

Filings for approval: The submission for marketing approval in Thailand and Australia of Imojev® (single-dose vaccine against Japanese encephalitis), was filed in July. This innovative vaccine is intended to prevent this disease in children and adults in endemic Asian countries. Submission for marketing approval in the United States of Menactra® Toddler (for children aged 9-12 months) is scheduled for the second half of 2009. In the fourth quarter of 2009, sanofi-aventis expects to file an application for an extension to the indication for Plavix® in atrial fibrillation, based on the results of the ACTIVE-A study.

In addition, the results of various studies are due to be presented shortly at medical congresses:

•	ESC (European Society of Cardiology) – Barcelona, August 29 through September 2

¡

Results of the CURRENT/OASIS-7 study, evaluating a new therapeutic regimen involving high doses of Plavix® versus the conventional regimen for patients with acute coronary syndrome, will be presented at a plenary session on August 30.

¡	Results of the ACTIVE-I study evaluating irbesartan in patients with atrial fibrillation will be presented on September 1.

¡

Results from the SEPIA-ACS1 TIMI 42 phase II trial, evaluating the efficacy and tolerance of otamixaban (an intravenous selective anti Xa factor) in patients with acute coronary syndrome (without ST segment elevation) will also be presented at a plenary session on August 30.

•	ECTRIMS (European Committee for Treatment and Research in Multiple Sclerosis) – Dusseldorf, September 9 through September 12

¡

Results for orally-administered teriflunomide in Phase II, PDY6045 (as an adjunct to interferons), and PDY6046 (as an adjunct to Copaxone®) in multiple sclerosis patients will be presented to this congress.

2009 Guidance

Following a good first-half performance, sanofi-aventis has raised its 2009 full-year guidance. We now expect growth in adjusted EPS excluding selected items1 for the year to be around 10%, calculated at constant exchange rates, barring major adverse events.

**************************

In light of the first-time application of IFRS 8 (Operating Segments), sanofi-aventis has reviewed its segment structure and financial indicators, and now presents disclosures on the following segments in the notes to the financial statements: Pharmaceuticals, Vaccines, and Other Activities. This information will be available in the 2009 Half-Year Financial Report. From 2010, financial communications issued by sanofi-aventis will comment on the new indicator disclosed for segment reporting purposes (“Economic net income – Pharmaceuticals, Vaccines and Other”).

Use of this indicator will not give rise to any material difference as compared with the performance measure currently used by sanofi-aventis. Growth in 2009 net income measured using this new indicator will therefore be close to growth in “Adjusted net income excluding selected items”.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

1 See Appendix 8 for a definition of financial indicators

Appendices

List of Appendices

Appendix 1:	2009 second-quarter and first-half consolidated net sales by product

Appendix 2:	2009 second-quarter and first-half consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	2009 second-quarter and first-half adjusted income statement excluding selected items

Appendix 5:	Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement for the second quarter of 2009 and the second quarter of 2008, and for the first half of 2009 and the first half of 2008

Appendix 6:	Simplified consolidated cash flow statement

Appendix 7:	Simplified consolidated balance sheet

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2009 second-quarter and first-half consolidated net sales by product

Millions of euros	Q2 2009 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lovenox®	780	+13.3%	+22.4%	+13.3%
Lantus®	792	+26.0%	+37.5%	+26.0%
Plavix®	704	+4.7%	+6.2%	+4.7%
Taxotere®	584	+10.7%	+16.1%	+10.7%
Eloxatin®	353	-4.3%	+8.6%	-4.3%
Aprovel®	306	-0.6%	-1.6%	-0.6%
Apidra®	35	+54.5%	+59.1%	+54.5%

Flagship Products	3,554	+10.4%	+17.0%	+10.4%

Allegra®	191	-0.6%	+15.1%	-0.6%
Stilnox®/Ambien®/Ambien CR®/Myslee®	227	+3.2%	+19.5%	+3.2%
Copaxone®	118	+16.5%	+14.6%	+25.0%
Tritace®	111	-12.3%	-14.6%	-12.3%
Amaryl®	107	+4.3%	+15.1%	+4.3%
Depakine®	85	+11.4%	+7.6%	+11.4%
Xatral®	78	-9.9%	-3.7%	-9.9%
Actonel®	69	-19.5%	-20.7%	-11.4%
Nasacort®	61	-9.8%	0.0%	-9.8%
Other Products	1,530	-8.3%	-7.2%	-5.6%
OTC	311	+23.1%	+16.0%	+4.4%
Generics	284	+234.8%	+219.1%	+6.4%

Total Pharmaceuticals	6,726	+7.3%	+11.5%	+4.2%

Vaccines	712	-0.8%	+8.4%	-0.8%

Total	7,438	+6.5%	+11.2%	+3.7%

Millions of euros	H1 2009 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lovenox®	1,542	+6.9%	+13.9%	+6.9%
Lantus®	1,539	+26.6%	+35.8%	+26.6%
Plavix®	1,389	+4.2%	+5.0%	+4.2%
Taxotere®	1,118	+9.5%	+13.3%	+9.5%
Eloxatin®	697	-5.7%	+4.7%	-5.7%
Aprovel®	620	+5.0%	+3.3%	+5.0%
Apidra®	66	+48.8%	+53.5%	+48.8%

Flagship Products	6,971	+9.1%	+14.2%	+9.1%

Allegra®	438	+1.1%	+20.3%	+1.1%
Stilnox®/Ambien®/Ambien CR®/Myslee®	447	-1.5%	+12.3%	-1.5%
Copaxone®	231	-44.0%	-45.0%	+23.0%
Tritace®	221	-12.5%	-16.0%	-12.5%
Amaryl®	207	+2.7%	+13.1%	+2.7%
Depakine®	165	+8.8%	+3.8%	+8.8%
Xatral®	153	-10.5%	-5.6%	-10.5%
Actonel®	137	-11.7%	-15.4%	-4.0%
Nasacort®	120	-15.4%	-7.7%	-15.4%
Other Products	3,099	-7.3%	-6.5%	-4.6%
OTC	640	+16.2%	+9.0%	+3.0%
Generics	377	+129.7%	+119.2%	+8.8%

Total Pharmaceuticals	13,206	+3.0%	+6.3%	+3.6%

Vaccines	1,339	+3.7%	+11.1%	+3.7%

Total	14,545	+3.1%	+6.7%	+3.6%

Appendix 2: 2009 second-quarter and first-half consolidated net sales by geographic region and product

Pharmaceuticals

Q2 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lovenox®	226	+22.4%	469		+5.5%	85	+31.8%
Lantus®	195	+14.6%	495		+28.7%	102	+42.9%
Plavix®	419	-2.9%	58	*	+16.0%	227	+21.3%
Taxotere®	239	+10.7%	228		+9.6%	117	+12.7%
Eloxatin®	26	-54.2%	282		+10.0%	45	-8.5%
Aprovel®	231	+3.1%				75	-11.0%
Apidra®	17	+30.8%	15		+62.5%	3	+300.0%
Allegra®	9	-9.1%	99		-8.8%	83	+12.5%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	19	0.0%	145		+2.5%	63	+6.0%
Copaxone®	114	+24.7%	—			4	-60.0%
Tritace®	77	-8.9%	—			34	-20.0%
Amaryl®	20	-12.5%	3		+100.0%	84	+8.8%
Depakine®	52	+7.5%	—			33	+19.2%
Xatral®	25	-34.2%	38		+17.9%	15	0.0%
Actonel®	42	-25.9%	—			27	-6.9%
Nasacort®	11	-8.3%	43		-14.0%	7	-16.7%

*Sales of active ingredient to the American joint venture managed by BMS

H1 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lovenox®	443	+13.3%	937		+1.9%	162	+17.4%
Lantus®	379	+14.7%	971		+29.5%	189	+43.2%
Plavix®	846	-1.1%	113	*	+14.1%	430	+15.0%
Taxotere®	470	+9.4%	425		+6.3%	223	+15.6%
Eloxatin®	57	-52.4%	548		+6.5%	92	-2.2%
Aprovel®	460	+4.2%	—			160	+7.4%
Apidra®	32	+43.5%	28		+41.2%	6	+133.3%
Allegra®	15	-20.0%	184		-9.1%	239	+14.2%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	38	0.0%	289		-6.7%	120	+13.5%
Copaxone®	224	+23.2%	—			7	-72.2%
Tritace®	156	-7.3%	—			65	-23.5%
Amaryl®	42	-10.2%	5		+33.3%	160	+6.9%
Depakine®	103	+4.7%	—			62	+17.3%
Xatral®	49	-33.3%	74		+20.4%	30	-9.1%
Actonel®	86	-17.0%	—			51	-1.8%
Nasacort®	21	-4.3%	86		-21.1%	13	+8.3%

* Sales of active ingredient to the American joint venture managed by BMS

Vaccines

Q2 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	45	-23.0%	134	+76.9%	80	+29.5%
Influenza Vaccines*			35	-77.0%	23	-13.8%
Meningitis/Pneumonia Vaccines	4	+33.3%	110	+3.3%	29	+86.7%
Adult Booster Vaccines	16	+6.3%	82	-9.2%	8	+33.3%
Travel and Other Endemics Vaccines	9	0.0%	18	-25.0%	61	+24.5%
Other Vaccines	28	+440.0%	23	-8.7%	8	+150.0%

* Seasonal and pandemic influenza vaccines

H1 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	80	-9.7%	258	+68.7%	157	+21.9%
Influenza Vaccines*			37	-76.2%	84	+23.9%
Meningitis/Pneumonia Vaccines	5	0.0%	205	-5.8%	49	+56.7%
Adult Booster Vaccines	30	+40.9%	156	-16.6%	16	+6.7%
Travel and Other Endemics Vaccines	15	-6.3%	40	-12.5%	110	+9.9%
Other Vaccines	31	+200.0%	58	0.0%	9	+42.9%

* Seasonal and pandemic influenza vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q2 2009 net sales	Q2 2008 net sales	H1 2009 net sales	H1 2008 net sales
Pharmaceuticals	6,726	6,032	13,206	12,421
Vaccines	712	657	1,339	1,205
Total	7,438	6,689	14,545	13,626

Appendix 4: Adjusted income statements excluding selected items

2009 second-quarter income statement

€ million	Q2 2009	as % of net sales	Q2 2008	as % of net sales	% change
Net sales	7,438	100.0%	6,689	100.0%	+11.2%
Other revenues	359	4.8%	286	4.3%	+25.5%
Cost of sales	(1,833)	(24.6)%	(1,726)	(25.8)%	+6.2%
Gross profit	5,964	80.2%	5,249	78.5%	+13.6%
Research and development expenses	(1,108)	(14.9)%	(1,091)	(16.3)%	+1.6%
Selling and general expenses	(1,895)	(25.5)%	(1,789)	(26.7)%	+5.9%
Other current operating income/expenses	132		74
Amortization of intangibles	(47)		(41)
Operating income – current*	3,046	41.0%	2,402	35.9%	+26.8%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	3,046	41.0%	2,402	35.9%	+26.8%
Financial expenses	(86)		(82)
Financial income	16		11
Income before tax and associates	2,976	40.0%	2,331	34.8%	+27.7%
Income tax expense	(863)		(690)
Effective tax rate	29.0%		29.6%
Share of profit/loss of associates	266		217
Minority interests	(111)		(105)
Net income (after minority interests)	2,268	30.5%	1,753	26.2%	+29.4%
Average number of shares outstanding (millions)	1,305.5		1,306.5
Earnings per share (in €)	1.74		1.34		+29.9%

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

2009 first-half income statement

€ million	H1 2009	as % of net sales	H1 2008	as % of net sales	% change
Net sales	14,545	100.0%	13,626	100.0%	+6.7%
Other revenues	703	4.8%	570	4.2%	+23.3%
Cost of sales	(3,600)	(24.7)%	(3,615)	(26.5)%	-0.4%
Gross profit	11,648	80.1%	10,581	77.7%	+10.1%
Research and development expenses	(2,260)	(15.5)%	(2,180)	(16.0)%	+3.7%
Selling and general expenses	(3,627)	(24.9)%	(3,572)	(26.2)%	+1.5%
Other current operating income/expenses	280		178
Amortization of intangibles	(97)		(83)
Operating income – current*	5,944	40.9%	4,924	36.1%	+20.7%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	5,944	40.9%	4,924	36.1%	+20.7%
Financial expenses	(151)		(160)
Financial income	37		72
Income before tax and associates	5,830	40.1%	4,836	35.5%	+20.6%
Income tax expense	(1,691)		(1,431)
Effective tax rate	29.0%		29.6%
Share of profit/loss of associates	539		451
Minority interests	(232)		(220)
Net income (after minority interests)	4,446	30.6%	3,636	26.7%	+22.3%
Average number of shares outstanding (millions)	1,305.5		1,313.7
Earnings per share (in €)	3.41		2.77		+23.1%

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Appendix 5: Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement for the second quarter of 2009 and the second quarter of 2008, and for the first half of 2009 and the first half of 2008

2009 second-quarter income statement

€ million	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	7,438		7,438		7,438
Other revenues	359		359		359
Cost of sales	(1,833)		(1,833)	(19)	(1,852)
Gross profit	5,964		5,964	(19)	5,945
Research and development expenses	(1,108)		(1,108)		(1,108)
Selling and general expenses	(1,895)		(1,895)		(1,895)
Other current operating income/expenses	132		132		132
Amortization of intangibles	(47)		(47)	(864)	(911)
Operating income – current*	3,046		3,046	(883)	2,163
Restructuring costs		(899)	(899)		(899)
Impairment of PP&E and intangibles				(8)	(8)
Gain/loss on disposals, litigation
Operating income	3,046	(899)	2,147	(891)	1,256
Financial expenses	(86)		(86)		(86)
Financial income	16		16		16
Income before tax and associates	2,976	(899)	2,077	(891)	1,186
Income tax expense	(863)	309	(554)	293	(261)
Share of profit/loss of associates	266		266	(21)	245
Minority interests	(111)		(111)		(111)
2009 net income (after minority interests)	2,268	(590)	1,678	(619)	1,059
2008 net income (after minority interests)	1,753	(148)	1,605	(595)	1,010
Change 2009 vs. 2008 (in %)	29.4%		4.5%		4.9%

2009 earnings per share (in €)**	1.74	(0.45)	1.29	(0.48)	0.81
2008 earnings per share (in €)	1.34	(0.11)	1.23	(0.46)	0.77
Change 2009 vs. 2008 (in %)	29.9%		4.9%		5.2%

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,305.5 million in the second quarter of 2009 and 1,306.5 million in the second quarter of 2008

Refer to page 10 for a description of 2009 second-quarter selected items.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

2009 – Second quarter

-	A charge of €19 million arising from the workdown of inventories of Zentiva and other companies acquired during the period remeasured at fair value.

-	An amortization charge of €864 million against intangible assets.

-	An impairment loss of €8 million charged against the Di-Antalvic asset.

-

Deferred taxes of €293 million generated by the €864 million amortization charge, the €19 million charge on the workdown of inventories of companies acquired during the period, and the €8 million of impairment losses.

-	In “Share of profits/losses of associates”, a reversal of €21 million relating to the amortization of intangible assets, net of tax.

These adjustments have no cash impact for the Group.

2009 first-half income statement

€ million	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	14,545		14,545		14,545
Other revenues	703		703		703
Cost of sales	(3,600)		(3,600)	(19)	(3,619)
Gross profit	11,648		11,648	(19)	11,629
Research and development expenses	(2,260)		(2,260)		(2,260)
Selling and general expenses	(3,627)		(3,627)		(3,627)
Other current operating income/expenses	280		280		280
Amortization of intangibles	(97)		(97)	(1,708)	(1,805)
Operating income – current*	5,944		5,944	(1,727)	4,217
Restructuring costs		(907)	(907)		(907)
Impairment of PP&E and intangibles		(20)	(20)	(8)	(28)
Gain/loss on disposals, litigation
Operating income	5,944	(927)	5,017	(1,735)	3,282
Financial expenses	(151)		(151)		(151)
Financial income	37		37		37
Income before tax and associates	5,830	(927)	4,903	(1,735)	3,168
Income tax expense	(1,691)	319	(1,372)	577	(795)
Share of profit/loss of associates	539		539	(43)	496
Minority interests	(232)		(232)		(232)
2009 net income (after minority interests)	4,446	(608)	3,838	(1,201)	2,637
2008 net income (after minority interests)	3,636	(168)	3,468	(1,133)	2,335
Change 2009 vs. 2008 (in %)	22.3%		10.7%		12.9%

2009 earnings per share (in €)**	3.41	(0.47)	2.94	(0.92)	2.02
2008 earnings per share (in €)	2.77	(0.13)	2.64	(0.86)	1.78
Change 2009 vs. 2008 (in %)	23.1%		11.4%		13.5%

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,305.5 million in the first half of 2009 and 1,313.7 million in the first half of 2008

Refer to page 10 for a description of 2009 first-half selected items.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

2009 – First half

-	A charge of €19 million arising from the workdown of inventories of Zentiva and other companies acquired during the period remeasured at fair value.

-	An amortization charge of €1,708 million against intangible assets.

-	An impairment loss of €8 million charged against the Di-Antalvic asset.

-

Deferred taxes of €577 million generated by the €1,708 million amortization charge, the €19 million charge on the workdown of inventories of companies acquired during the period, and the €8 million of impairment losses.

-	In “Share of profits/losses of associates”, a reversal of €43 million relating to the amortization of intangible assets, net of tax.

These adjustments have no cash impact for the Group.

2008 second-quarter income statement

€ million	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	6,689		6,689		6,689
Other revenues	286		286		286
Cost of sales	(1,726)		(1,726)		(1,726)
Gross profit	5,249		5,249		5,249
Research and development expenses	(1,091)		(1,091)		(1,091)
Selling and general expenses	(1,789)		(1,789)		(1,789)
Other current operating income/expenses	74		74		74
Amortization of intangibles	(41)		(41)	(807)	(848)
Operating income – current*	2,402		2,402	(807)	1,595
Restructuring costs		(179)	(179)		(179)
Impairment of PP&E and intangibles		(69)	(69)	(57)	(126)
Gain/loss on disposals, litigation
Operating income	2,402	(248)	2,154	(864)	1,290
Financial expenses	(82)		(82)		(82)
Financial income	11	38	49		49
Income before tax and associates	2,331	(210)	2,121	(864)	1,257
Income tax expense	(690)	62	(628)	289	(339)
Share of profit/loss of associates	217		217	(20)	197
Minority interests	(105)		(105)		(105)
2008 net income (after minority interests)	1,753	(148)	1,605	(595)	1,010
2008 earnings per share (in €)**	1.34	(0.11)	1.23	(0.46)	0.77

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

** Based on an average number of shares outstanding of 1,306.5 million in the second quarter of 2008.

2008 first-half income statement

€ million	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	13,626		13,626		13,626
Other revenues	570		570		570
Cost of sales	(3,615)		(3,615)		(3,615)
Gross profit	10,581		10,581		10,581
Research and development expenses	(2,180)		(2,180)		(2,180)
Selling and general expenses	(3,572)		(3,572)		(3,572)
Other current operating income/expenses	178		178		178
Amortization of intangibles	(83)		(83)	(1,626)	(1,709)
Operating income – current*	4,924		4,924	(1,626)	3,298
Restructuring costs		(207)	(207)		(207)
Impairment of PP&E and intangibles		(69)	(69)	(57)	(126)
Gain/loss on disposals, litigation
Operating income	4,924	(276)	4,648	(1,683)	2,965
Financial expenses	(160)		(160)		(160)
Financial income	72	38	110		110
Income before tax and associates	4,836	(238)	4,598	(1,683)	2,915
Income tax expense	(1,431)	70	(1,361)	590	(771)
Share of profit/loss of associates	451		451	(40)	411
Minority interests	(220)		(220)		(220)
2008 net income (after minority interests)	3,636	(168)	3,468	(1,133)	2,335
2008 earnings per share (in €)**	2.77	(0.13)	2.64	(0.86)	1.78

*Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

** Based on an average number of shares outstanding of 1,313.7 million in the first half of 2008.

Appendix 6: Simplified consolidated cash flow statement

€ million	H1 2009	H1 2008
Adjusted net income	3,838	3,468
Depreciation, amortization and impairment of property, plant and equipment and intangibles	555	592
Gain/loss on disposals of non-current assets, net of tax	(13)	(33)
Unrealized gains and losses	366	(415)
Other items	619	320
Operating cash flow before changes in working capital	5,365	3,932
Changes in working capital	(987)	(690)
Net cash provided by operating activities	4,378	3,242
Acquisitions of property, plant and equipment and intangibles	(824)	(796)
Acquisitions of investments, including acquired debt	(2,582)	(2)
Proceeds from disposals of property, plant and equipment and intangibles (net of tax), and other items	15	106
Net cash used in investing activities	(3,391)	(692)
Issuance of sanofi-aventis shares	2	17
Proceeds from sale of own shares on exercise of stock options	1	4
Repurchase of own shares		(1,225)
Dividends	(2,877)	(2,706)
Other items	(38)	(3)
Change in net debt	(1,925)	(1,363)

Appendix 7: Simplified consolidated balance sheet

ASSETS € million	06/30/2009	12/31/2008	LIABILITIES & EQUITY € million	06/30/2009	12/31/2008

Property, plant and equipment	7,559	6,961	Equity attributable to equity-holders of the company	44,621	44,866

Intangible assets (including goodwill)	44,601	43,423	Minority interests	163	205

Non-current financial assets, investments in associates, and deferred taxes	6,073	6,200	Total equity	44,784	45,071

			Long-term debt	6,983	4,173

Non-current assets	58,233	56,584	Provisions and other non-current liabilities	8,658	7,730

			Deferred tax liabilities	5,546	5,668

Inventories, accounts receivable and current assets	12,311	11,177	Non-current liabilities	21,187	17,571

Cash and cash equivalents	6,214	4,226	Accounts payable and other current liabilities	7,851	7,512

			Short-term debt	2,936	1,833

Current assets	18,525	15,403	Current liabilities	10,787	9,345

Total ASSETS	76,758	71,987	Total LIABILITIES & EQUITY	76,758	71,987

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2009 and the first half of 2009:

Millions of euros	Q2 2009	H1 2009
Net sales	7,438	14,545
Effect of exchange rates	(315)	(498)
Net sales at constant exchange rates	7,123	14,047

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income (see appendix 5 for a detailed reconciliation)

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude the material after-tax impacts of (i) the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

Adjusted net income excluding selected items

We define “selected items” as accounting items reflecting significant events occurring during the period that would alter a user’s understanding of our operational performance if they were not disclosed separately. Consequently, selected items are limited in number, unusual in nature, and involve significant amounts.

Selected items are primarily recorded in the following line items:

•	Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

•	Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

•	Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

•	Income tax expense, as regards the effect of material tax disputes and any tax effects of other income or expenses that are treated as selected items.